Exhibit 99.63

GRANDVIEW GOLD INC.

Notice of Meeting

and

Management Information Circular

in respect of the

Annual Meeting of Shareholders

to be held on November 29, 2010

OCTOBER 25, 2010

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820, Toronto, ON M5H 2S8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

to be held on November 29, 2010

TO THE SHAREHOLDERS OF GRANDVIEW GOLD INC.

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of shareholders ("Shareholders") of common shares ("Common Shares") of Grandview Gold Inc. (the "Corporation") will be held at 130 King Street West, Suite 1600, Toronto, ON M5X 1J5 at 10:00 a.m. (Toronto time) on November 29, 2010 for the following purposes:

1.	to receive the financial statements of the Corporation for the year ended May 31, 2010, together with the auditors' report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this notice. Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Equity Financial Trust Company, the registrar and transfer agent of the Corporation, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by no later than 5:00 p.m. (Toronto time) on November 25, 2010, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting.

If you are not a registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

The directors of the Corporation have fixed the close of business on October 25, 2010 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

By order of the Board of Directors

"Dr. Michael Hitch"

DR. MICHAEL HITCH, PhD., P. Geo
Chairman of the Board of Directors

October 25, 2010

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820, Toronto, ON M5H 2S8

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 29, 2010

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management ("Management") of Grandview Gold Inc. ("Grandview" or the "Corporation") for use at the annual meeting (the "Meeting") of the shareholders ("Shareholders") of common shares ("Common Shares") of the Corporation.

The Meeting will be held at 130 King Street West, Suite 1600, Toronto, ON M5X 1J5 at 10:00 a.m. (Toronto time) on November 29, 2010, and at any adjournments thereof for the purposes set forth in the Notice of Annual Meeting of Shareholders accompanying this Information Circular. Information contained herein is given as of October 25, 2010 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by Management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and officers of the Corporation. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent him at the Meeting other than the persons designated in the enclosed proxy form by inserting the name of his chosen nominee in the space provided for that purpose on the form and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be deposited with the registrar and transfer agent of the Corporation, Equity Financial Trust Company at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by 5:00 p.m. (Toronto time) on November 25, 2010, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting, or delivering it to the Chairman of the Meeting, on the day of the meeting or any adjournment thereof prior to the time of the voting.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the office of the Equity Financial Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Grandview as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Grandview. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment. At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

SUPPLEMENTAL MAILING LIST

Under National Instrument 51-102 - Continuous Disclosure Obligations, a person or corporation who in the future wishes to receive financial statements and the related management's discussion and analysis from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive financial statements and the related management's discussion and analysis are encouraged to send the enclosed mail card, together with the completed form of proxy to Equity Financial Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1. Copies of the Corporation's annual and interim financial statements are also available on SEDAR at www.sedar.com.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an "ordinary resolution", which is a resolution passed by a simple majority (50% plus 1) of the votes cast by Shareholders of the Corporation present and entitled to vote in person or by proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares") and an unlimited number of convertible, redeemable, voting, non-participating shares (the "Preference Shares") of which, on the date of this Circular, 72,763,033 Common Shares and no Preference Shares were issued and outstanding.

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the Shareholders (except meetings at which only the holders of another class of shares are entitled to vote) and are entitled to one vote for each Common Share held. Subject to the prior rights of the holders of the Preference Shares or any other shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to: (a) receive any dividends as and when declared by the board of directors of the Corporation (the "Board") out of the assets of the Corporation properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine; and (b) receive the remaining property of the Corporation in the event of any liquidation, dissolution of winding-up of the Corporation.

Each Shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of Shareholders. The list of Shareholders will be prepared as of October 25, 2010, the record date fixed for determining shareholders entitled to the notice of the Meeting.

Other than as set out below, to the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Corporation.

Shareholder	Number of Securities Held	% of Issued and Outstanding Voting Securities Held
Centerpoint Resources Inc.	20,000,000 Common Shares	27.49%

DIVIDEND POLICY

The Corporation has not paid any dividends on the Common Shares to date and does not expect to pay dividends on such shares in the foreseeable future. It is anticipated that all available funds will be used to finance the future development of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding options ("Options") issued pursuant to compensation plans under which equity securities of the Corporation are authorized for issuance, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under such compensation plans as at May 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding Options(1)	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(1)
Equity compensation plans approved by security holders(1)	5,875,000	$0.38	8,677,607
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	5,875,000	0.38	8,677,607

_________
Note:

(1) The Corporation currently has a rolling 20% stock option plan. As at May 31, 2010, 72,763,033 Common Shares were issued and outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The Corporation provided a loan of CDN$90,000.00 to the current President and CEO of the Corporation. The loan was unsecured, bore no interest and was due October 31, 2009. As at October 25, 2010, the total balance of the loan had been repaid in full through the application of various bonuses issued to the President and CEO of the Corporation.

Other than as set forth above, none of the directors or executive officers of the Corporation were indebted to the Corporation as at May 31, 2010.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not to any substantial degree performed by persons other than the directors or executive officers of the Corporation or subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The directors and officers of the Corporation are not aware of any transaction since the beginning of the Corporation's last completed financial year or any proposed transaction that has materially affected or will materially affect the Corporation in which any director or senior officer of the Corporation, any proposed Management nominee for election as a director, any person beneficially owning or exercising control or direction over more than 10% of the Common Shares of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect.

ORDINARY BUSINESS

FINANCIAL STATEMENTS AND AUDITORS' REPORT

At the Meeting, Shareholders will consider the financial statements of the Corporation for the year ended May 31, 2010 and the auditors' report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

APPOINTMENT OF AUDITORS

Effective October 26, 2010, PricewaterhouseCoopers LLP ("PWC"), Chartered Accountants were appointed auditors of the Corporation in place of McCarney Greenwood LLP. Shareholders of the Corporation will be asked at the Meeting to appoint PWC as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.

UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP, CHATERED ACCOUNTANTS AS AUDITORS OF THE CORPORATION UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND FOR THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION.

ELECTION OF DIRECTORS

The articles of the Corporation provide for a minimum of three (3) and a maximum of ten (10) directors. The Corporation has determined that seven (7) directors will be elected at the Meeting.

UNLESS A CHOICE IS OTHERWISE SPECIFIED, IT IS INTENDED THAT THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED BY THE PERSONS NAMED THEREIN FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, ALL OF WHOM ARE NOW MEMBERS OF THE BOARD OF DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

Management does not contemplate that any nominee will be unwilling or unable to serve as director but, if that should occur for any reason prior to the Meeting, it is intended that the persons named in the enclosed form of proxy shall reserve the right to vote for another nominee in his discretion. Each of the following persons is nominated to hold office as a director until the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Name and Municipality of Residence	Office held with Grandview	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly(1)
Paul Sarjeant Burlington, Ontario, Canada	Director and Chief Executive Officer	November 7, 2006	From 1999 until November, 2006 operated a securities business focused on strategic planning and investment analysis. Since his appointment, Mr. Sarjeant's full time employment has been with the Corporation.	133,333(2)
D. Richard Brown(3) Toronto, Ontario, Canada	Director	March 26, 2004	Partner at Osprey Capital Partners.	105,000(4)
Michael Hitch(5) Vancouver, British Columbia, Canada	Chairman and Director	November 8, 2005	Professor, Norman B. Keevil Institute of Mining Engineering, University of British Columbia	66,666(6)
Peter Born(3) Ottawa, Ontario, Canada	Director	June, 2007	Ph.D., professional registered geologist (ON) and President of 1727856 Ontario Ltd.	133,333 (7)

Name and Municipality of Residence	Office held with Grandview	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly(1)
Ken Hight (5) Toronto, Ontario, Canada	Director	May 12, 2008	From 2000-2005 served as CEO of ITG Canada and from 2005 – 2008 served as CEO of E*Trade Canada and concurrently EVP, E*Trade Financial New York, currently, CEO of Liquidnet Cnada until September 2009. Currently Chair and CEO of Rockport Mining Corp. and director of two other TSX-V companies.	133,333(8)
Jack Austin(3) Vancouver, British Columbia, Canada	Director	December 3, 2009	Currently Senior Advisor- International to Stern Partners Inc., President of Centerpoint Resources Inc., Chairman and director of New Pacific Minerals Corp. and Director of Yalian Steel Corporation.	600,000(9)
Ted Nunn(5) Vancouver, British Columbia, Canada	Director	December 3, 2009	President of Centershield Gold Mines Inc and VP Technical Services for Centerpoint Resources Inc.	(10) Nil

_________
Notes:

(1)

The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers individually.

(2)

Paul Sarjeant holds options to purchase up to a total of 1,250,000 common shares of the Corporation, 600,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 650,000 exercisable at $0.15 per common share expiring June 23, 2014. These options were granted to Mr. Sarjeant under the Corporation's 2004 Stock Option Plan. Mr. Sarjeant also holds 133,333 warrants exercisable at the price of $0.12 good until December 3, 2012.

(3)	Chairman of the Audit Committee of the Board of Directors. The members of the Audit Committee are D. Richard Brown (Chairman), Jack Austin and Peter Born.
(4)

D. Richard Brown holds options to purchase up to a total of 650,000 common shares of the Corporation, 200,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 450,000 exercisable at $0.15 per common share expiring June 23, 2014. These options were granted to Mr. Brown under the Corporation's 2004 Stock Option Plan.

(5)	Member of the Compensation Committee of the Board of Directors. The members of the Compensation Committee are Ken Hight (Chairman), Ted Nunn and Michael Hitch.
(6)

Dr. Michael Hitch holds options to purchase up to a total of 675,000 common shares of the Corporation, 225,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 450,000 exercisable at $0.15 per common share expiring June 23, 2014. These options were granted to Dr. Hitch under the Corporation's 2004 Stock Option Plan. Dr. Hitch also holds 66,666 warrants exercisable at the price of $0.12 good until December 3, 2012.

(7)

Dr. Peter Born holds options to purchase up to a total of 600,000 common shares of the Corporation, 150,000 of which are exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 450,000 exercisable at the price of $0.15 per common share expiring June 23, 2014. Dr. Born also holds 133,333 warrants exercisable at the price of $0.12 good until December 3, 2012.

(8)

Ken Hight holds options to purchase up to a total of 450,000 common shares of the Corporation which are exercisable at the price of $0.15 per common share expiring June 23, 2014. Mr. Hight also holds 133,333 warrants exercisable at the price of $0.12 good until December 3, 2012.

(9)

Jack Austin holds options to purchase up to a total of 450,000 common shares of the Corporation which are exercisable at the price of $0.15 per common share expiring December 9, 2014. Mr. Austin also holds 600,000 warrants exercisable at the price of $0.12 good until December 3, 2012.

(10)	Ted Nunn holds options to purchase up to a total of 450,000 common shares of the Corporation which are exercisable at the price of $0.15 per common share expiring December 9, 2014.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best knowledge of the Corporation, no director or officer or principal shareholder of the Corporation is, as at the date hereof or has been within the last ten years prior to the date hereof, (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the director or officer of the Corporation was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Corporation, no director or executive officer of the Corporation, (a) has been subject to any penalties or sanctions imposed by a court relating to securities or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Individual Bankruptcies

To the knowledge of the Corporation, no director of the Corporation is, or has within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation's Statement of Executive Compensation, in accordance with the requirements of Form 51-102F6 – Statement of Executive Compensation, is set forth below, which contains information about the compensation paid to, or earned by, the Corporation's Chief Executive Officer and Chief Financial Officer and each of the other three most highly compensated executive officers of the Corporation earning more than CDN$150,000.00 in total compensation as at May 31, 2010 (the "Named Executive Officers" or "NEO's") during the Corporation's last three most recently completed financial years. Based on the foregoing, Paul Sarjeant, President, CEO and a director of the Corporation, and Ernest Cleave, Chief Financial Officer of the Corporation, are the Corporation's only Named Executive Officers as at May 31, 2010.

Compensation Discussion and Analysis

Compensation Review Process

The Corporation has a Compensation Committee (the "Committee") but does not retain a compensation consultant. The Committee oversees an annual review of director and executive compensation to ensure development of a compensation strategy that properly aligns the interests of directors and executives with the long-term interests of the Corporation and its Shareholders. The Compensation Committee is comprised of Ken Hight, Ted Nunn and Dr. Michael Hitch.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each NEO. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each NEO. After discussing various factors with both Management and peers in the industry, and receiving recommendations for bonuses and 2010 salaries for executive officers, the Compensation Committee made its recommendations to the Board for approval. In conducting its review of Management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

Objectives of the Compensation Program

The objectives of the Corporation's compensation program are to attract, hold and inspire performance of members of Management of a quality and nature that will enhance the sustainable growth of the Corporation.

To determine compensation payable, the compensation committee of the Corporation (the "Compensation Committee") reviews compensation paid for directors and officers of companies of similar business, size and stage of development and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and NEO's while taking into account the financial and other resources of the Corporation.

The annual salaries for NEOs are designed to be comparable to executive compensation packages for similar positions at companies with similar financial, operating and industrial characteristics. The NEOs will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The NEOs' performances and salaries are to be reviewed periodically on the anniversary of their appointment to their respective officer-ships with the Corporation. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

The Board is given discretion to determine and adjust, year to year, the relative weighting of each form of compensation discussed above in a manner which best measures the success of the Corporation and its NEO's.

Elements of Executive Compensation

The Corporation's executive compensation program is based on the objectives of: (a) recruiting and retaining the executives critical to the success of the Corporation; (b) providing fair and competitive compensation; (c) balancing the interests of Management and Shareholders; and (d) rewarding performance, on the basis of both individual and corporate performance.

For the financial year ended May 31, 2010, the Corporation's executive compensation program consisted of the following elements:

(a)	a base salary, incentive cash bonuses and other compensation (together, a "Short-Term Incentive"); and

(b)	a long-term equity compensation consisting of stock options granted under the Corporation's stock incentive plan (each, a "Long-Term Incentive").

The specific rationale and design of each of these elements are outlined in detail below.

Element of Compensation	Summary and Purpose of Element

Short-Term Incentive Plan

Base Salary	Executive annual base salaries are set at a level that is competitive with compensation for executive officers of peer group oil and gas companies and having regard to the potential longer term compensation provided by the Option Plan.
Salaries form an essential element of the Corporation's compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.
The Compensation Committee and the Board review NEO salaries at least annually. Typically, the Board, upon recommendation of the Compensation Committee, makes annual salary adjustments no later than April 15th of each year for the 12 month period from June 1st to May 31st .

Annual Performance-Based Cash Incentives	Any bonus paid to the NEO's is entirely within the discretion of the Board, following consideration by the Compensation Committee. In making bonus determinations, the Board reviews corporate and individual performance.
Annual performance-based cash bonuses are a variable component of compensation designed to reward the Corporation’s executive officers for maximizing annual operating performance.

Other Compensation (Perquisites)	There are currently no other forms of compensation.

Long-Term Incentive Plan

Stock Options	The granting of stock options is a variable component of compensation intended to reward the NEO's for their success in achieving sustained, long-term profitability and increases in stock value.
The executive officers are entitled to participate in the Option Plan which forms an important element of the Corporations compensation policies. Options grants are periodically made to recognize exemplary performance (including in connection with a promotion within the Corporation) and provide for long-term reward and incentive for increasing shareholder value and align the interests of the executive officers with the long- term interests of shareholders. Options may also be granted to executive officers upon their commencement of service.

Base Salary

In determining the base salary of an NEO, the Board's practice in recent years has been to consider the recommendations made by the Compensation Committee and then review and summarize these recommendations as well as the previous year’s remuneration paid to executives with similar titles at a comparative group of companies in the marketplace. In determining the base salary to be paid to a particular executive officer, the Board also considers the particular responsibilities related to the position, the experience level of the NEO, and his or her past performance at the Corporation.

The Board believes that it is appropriate to establish compensation levels based in large part on a general consideration against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation's compensation is reasonable. Accordingly, the Board reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies which are identified by the Board.

Annual Performance-Based Cash Incentives

NEO's are eligible for annual cash bonuses, and the Board considers both corporate and the individual performance of each NEO. There is no policy currently in place for determining bonuses, and the Board reviews generally the individual’s impact on maximizing operating performance. In general the Corporation will consider the following factors, depending on the relevance of these factors to the particular NEO, when determining potential bonuses:

(a)	performance against budget;

(b)	expense control;

(c)	performance factors; and

(d)	other exceptional or unexpected factors.

In taking into account the financial performance aspect, it is recognized that NEO's cannot control certain factors, such as overall market conditions. When applying the financial performance criteria, the Board considers factors over which the NEO's can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

With respect to the financial year ended May 31, 2010, no bonuses were awarded to any Named Executive Officers. Paul Sarjeant was awarded a bonus of CDN$10,000.00 on August 25, 2010.

Other Compensation – Perquisites

With respect to the financial year ended May 31, 2010, no perquisites were paid for by the Corporation in respect of the NEO’s.

Stock Options

To determine the granting of stock options to its NEO's, the Committee reviews the matter and makes a recommendation to the Board. The Board reviews each recommendation and decides whether to accept, reject or alter such recommendation. The Board considers prior grants, the role of the individual in the operating performance of the company, and salary and cash bonuses being paid.

During the financial year ended May 31, 2010, no stock options were granted to the Named Executive Officers.

Other Long-Term Incentive Plans

The Corporation does not have any other long-term incentive plans and does not provide retirement benefits to its employees.

Overview of How the Compensation Program Fits with Compensation Goals

1. Attract, Hold and Inspire Key Talent

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mineral exploration environment through the following elements:

(a)	A competitive cash compensation program, consisting of base salary and bonus opportunity, which is generally above similar opportunities.

(b)	Providing an opportunity to participate in the Corporation's growth through options.

2. Alignment of Interests of NEO's with Interests of the Shareholders

The compensation package meets the goal of aligning the interests of the NEO's with the interests of Shareholders through the following elements:

(a)	Through the grant of stock options, if the price of the Corporation shares increases over time, both NEO's and Shareholders will benefit.

(b)	By providing a vesting period on stock awards, NEO's have an interest in increasing the price of the Corporation's shares over time, rather than focusing on short-term increases.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return, assuming an initial investment of $100 in Common Shares on May 31, 2006 against the cumulative total shareholder return of the S&P/TSX Composite Index for all of the Corporation's most recently completed financial years since it became a reporting issuer, assuming the reinvestment of all dividends.

(in C$)	May 31, 2006	May 31, 2007	May 31, 2008	May 31, 2009	May 31, 2010
Grandview Gold Inc.(1)	$100.00	$53.33	$33.89	$7.78	$8.89
TSX Venture Exchange	$100.00	$114.34	$93.72	$39.65	$53.04
S&P/TSX Composite Index	$100.00	$119.69	$125.29	$90.29	$100.16

_______
Note:

(1) Listed as "GVX" on the Toronto Stock Exchange.

Summary Compensation Table

The following tables provide information for the three most recently completed financial years ended May 31, 2010, 2009 and 2008 regarding compensation earned by each of the following Named Executive Officers of the Corporation: (a) Paul Sarjeant, President, CEO and a director of the Corporation; and (b) Ernest Cleave, Chief Financial Officer of the Corporation.

The first table outlines the information for the financial year ended May 31, 2010 in accordance with the new Form 51-102F6 and the second table outlines the information for the financial years ended May 31, 2009 and 2008 in accordance with the old Form 51-102F6.

Unless otherwise noted, salaries for the Named Executive Officers are paid in Canadian dollars.

Financial Year Ended May 31, 2010

Name and principal position	Salary ($)	Share- based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Paul Sarjeant President, CEO and a Director	150,000.00	Nil	71,500	Nil	Nil	Nil	10,000	231,500
Ernest Cleave Chief Financial Officer	36,000	Nil	24,750	Nil	Nil	Nil	Nil	60,750

Financial Years Ended May 31, 2010 ¸May 31, 2009 and May 31, 2008

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Paul Sarjeant President, CEO and a Director	2010	150,000.00	Nil	Nil	Nil	Nil	N/A	10,000
	2009	150,010.00	Nil	Nil	Nil	Nil	N/A	94,000
	2008	150,000.00	Nil	24,000.00	650,000	Nil	N/A	Nil
Ernest Cleave Chief Financial Officer	2010	36,000	Nil	Nil	Nil	Nil	N/A	Nil
	2009	51,794.00	Nil	Nil	Nil	Nil	N/A	Nil
	2008	76,974.00	Nil	Nil	225,000	Nil	N/A	Nil

Summary Compensation – Narrative Discussion

The Corporation has entered into executive employment agreements with each of its Named Executive Officers, as described below.

Paul Sarjeant

The Corporation entered into a consulting agreement made effective as of the 31st day of October, 2006 (the "Sarjeant Agreement") with Paul Sarjeant and his duly registered sole proprietorship (the "Consultant"), engaging Mr. Sarjeant to act as President and Chief Executive Officer of the Corporation. The compensation payable for such services is a base salary of CDN$150,000.00 per year, payable in monthly payments of CDN$12,500.00, subject to review by the Board, the payment of business expenses, the provision of consultant benefits and the awarding of bonuses at the option and discretion of the Board, to be payable in either cash or Common Shares. The initial term of the Sarjeant Agreement was three (3) years, subject to additional one (1) year extensions, and was renewed on October 31, 2009 for a further two (2) year term.

Ernest Cleave

The Corporation entered into a consulting contract agreement made as of the 10th day of November, 2005 with Ernest Cleave (the "Cleave Agreement"), engaging Mr. Cleave to act as Chief Financial Officer of the Corporation. The compensation payable for such services is a contract fee of CDN$36,000.00, payable in monthly payments of CDN$3,000.00, subject to review by the board, and compensation of expenses. The initial term of the Cleave Agreement was from November 10, 2005 to May 31, 2006, which term is automatically extended for additional two (2) year terms until otherwise terminated.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of May 31, 2010.

Outstanding Share-Based Awards and Option-Based Awards

Name and principal position		Option-based Awards			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Paul Sarjeant President, CEO and a Director	600,000	0.68	September 27, 2012	Nil	Nil	Nil
	650,000	0.15	June 23, 2014	Nil	Nil	Nil
Ernest Cleave Chief Financial Officer	250,000	0.68	September 27, 2012	Nil	Nil	Nil
	225,000	0.15	June 23, 2014	Nil	Nil	Nil

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended May 31, 2010.

Value Vested or Earned During the Financial Year Ended May 31, 2010

Name and principal position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Sarjeant President, CEO and a Director	71,500	Nil	Nil
Ernest Cleave Chief Financial Officer	24,750	Nil	Nil

Incentive Plan Awards – Narrative Discussion

Pension Plan Benefits

The Corporation does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

The termination and change of control benefits set forth in the executive employment agreements entered into between the Corporation and each of its Named Executive Officers are described below.

Paul Sarjeant

The Sarjeant Agreement, described in "Summary Compensation – Narrative Discussion", above, does not contain any change of control provisions. The termination provisions are as follows:

(a)

If the Corporation terminates the Sarjeant Agreement at will, without cause, the Corporation shall pay to the Consultant within sixty (60) days of the date of termination a settlement amount equal to nine (9) months' of the base salary at the rate in effect immediately prior to the effective date of termination and, to the extent earned, pay to the Consultant within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement;

(b)

If the Corporation terminates the Sarjeant Agreement for cause or if, during the term of the Sarjeant Agreement, Mr. Sarjeant, in the reasonable judgment of the Board, acting in good faith, becomes unable, by reason of physical or mental disability, with or without reasonable accommodation, to adequately perform the duties and obligations under the Sarjeant Agreement, the Corporation shall pay to the Consultant, to the extent earned, within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement;

(c)

If the Consultant terminates the Sarjeant Agreement at will by giving three (3) months' prior written notice to the Board, the Corporation shall pay to the Consultant within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement

(d)

In the event of dissolution of the Consultant or the death of Mr. Sarjeant, the Corporation shall pay all accrued amounts due and owing under the Sarjeant Agreement and such other death benefits that Mr. Sarjeant's survivors may be entitled to under such plans, programs and policies maintained by the Corporation;

(e)

In the event of termination of the Sarjeant Agreement pursuant to paragraphs (b) and (c), above, any stock options held by the Consultant that have not vested as of the date of such termination shall be deemed to be terminated and any stock options held by the Consultant that have vested as of the date of such termination shall remain exercisable subject to the terms of the stock option plan and/or agreement pursuant to which said stock options were originally granted;

(f)

In the event of termination of the Sarjeant Agreement pursuant to paragraphs (a) or (d), above, all unvested stock options held by the Consultant shall be deemed to have vested as of the effective date of termination or deemed termination to allow the Consultant (or his personal representatives) to exercise the options to purchase shares granted thereby with regard to that number of shares that the Consultant would have been entitled to purchase had his employment continued for a period of three (3) months from the effective date of such termination or deemed termination; and

(g)

In the event that any of the terms of such options set forth in paragraphs (e) and (f), above, are not ascertainable or in the event that applicable securities legislation precludes the acceleration of the vesting dates in the manner described herein, the Corporation agrees to compensate the Consultant by way of a cash payment, paid within one hundred twenty (120) days of the effective date of termination of the Consultant, of that amount of money which the Consultant would have been entitled to if it had exercised any such options on the effective date of termination or deemed termination at the applicable exercise price and sold the securities on the exchange or market where the majority of the Company's shares are then traded, at a price equal to the average trading price for the last ten (10) business days preceding the effective date of termination on which the subject securities were traded.

Ernest Cleave

The Cleave Agreement, described in "Summary Compensation – Narrative Discussion", above, does not contain any change of control provisions. The termination provisions are as follows:

(a)

If the Corporation terminates the Cleave Agreement at will, the Corporation shall pay to Mr. Cleave an amount equal to three (3) months of the contract fee at the rate in effect at the time of such termination, payable in one lump sum on the date of termination; and

(b)

If Mr. Cleave terminates the Cleave Agreement for "good reason", the Corporation shall pay to Mr. Cleave an amount equal to one (1) month of the contract fee at the rate in effect at the time of such termination, payable in one lump sum on the date of termination, where the term "good reason" means, if, without Mr. Cleave's consent, there is a material reduction in his duties and responsibilities, there is a material reduction of the contract fee or the Corporation breaches any material provision of the Cleave Agreement and such breach is not remedied within thirty (30) days' notice.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of Paul Sarjeant and Ernest Cleave upon a change of control or on termination by the Corporation without cause, assuming a triggering event occurred on May 31, 2010. The Hitch Agreement terminated December 31, 2008.

NEO and Agreement	Severance Period (# of months)	Base Salary (CDN$)	Total Incremental Payment (CDN$)
Paul Sarjeant – Sarjeant Agreement	9	150,000.00	112,500.00
Ernest Cleave – Cleave Agreement	3	36,000.00	9,000.00
TOTALS	12	186,000.00	121,500.00

Director Compensation

The Corporation has no standard arrangement pursuant to which directors are compensated for their services as directors, except for the granting from time to time of incentive stock options in accordance with the Corporation's 2004 stock option plan. Currently, the directors of the Corporation do not receive any compensation for attending meetings of the board of directors or a committee of the board of directors.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation's non-executive directors during the financial year ended May 31, 2010. Information regarding the compensation paid to Paul Sarjeant during the financial year ended May 31, 2010 (including as a director) is disclosed in the sections above relating to executive compensation.

Name	Fees earned ($)	Share-based awards ($) (1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
D. Richard Brown	Nil	Nil	49,500	Nil	Nil	49,500
Michael Hitch	Nil	Nil	49,500	Nil	10,000	59,500
Peter Born	Nil	Nil	49,500	Nil	Nil	49,500
Ken Hight	Nil	Nil	49,500	Nil	Nil	49,500
Jack Austin	Nil	Nil	40,496	Nil	Nil	40,496
Ted Nunn	Nil	Nil	40,496	Nil	Nil	40,496
TOTALS	Nil	Nil	278,992	Nil	Nil	278,992

Director Compensation – Narrative Discussion

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of May 31, 2010. Information regarding the incentive plan awards for Paul Sarjeant during the financial year ended May 31, 2010 is disclosed in the sections above relating to executive compensation.

Outstanding Share-Based Awards and Option-Based Awards

Name		Option-based Awards			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
D. Richard Brown	200,000	0.68	September 27, 2012	Nil	Nil	Nil
	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Michael Hitch	225,000	0.68	September 27, 2012	Nil	Nil	Nil
	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Peter Born	150,000	0.68	September 27, 2012	Nil	Nil	Nil
	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Ken Hight	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Jack Austin	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Ted Nunn	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Michael Hitch	225,000	0.68	September 27, 2012	Nil	Nil	Nil
	450,000	0.15	June 23, 2014	Nil	Nil	Nil

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended May 31, 2010. Information regarding the value vested or earned of incentive plan awards for each of Dr. Michael Hitch and Paul Sarjeant for the financial year ended May 31, 2010 is disclosed in the sections above relating to executive compensation.

Value Vested or Earned During the Financial Year Ended May 31, 2010

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
D. Richard Brown	Nil	Nil	Nil
Michael Hitch	Nil	Nil	Nil
Peter Born	Nil	Nil	Nil
Ken Hight	Nil	Nil	Nil
Jack Austin	Nil	Nil	Nil
Ted Nunn	Nil	Nil	Nil

Incentive Plan Awards – Narrative Discussion

Retirement Policy for Directors

The Corporation does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Corporation procured and funded a directors' and officers' insurance policy with a limit of $2,000,000 liability and carrying $25,000 deductible for an annual premium of $13,000 for the year ended December 31, 2010.

CORPORATE GOVERNANCE

Statement of Corporate Governance

Effective June 30, 2005 National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators was adopted. Pursuant to NI 58-101 an issuer whose common shares are traded on the TSX and which issuer is seeking proxies from its security holders for the purposes of electing directors must include in its management information circular the corporate governance practices which have been adopted by the issuer as more fully set out in NI 58-101.

Corporate governance refers to the manner in which a board of directors oversees the management and direction of a corporation. Governance is not a static issue, and must be judged from time-to-time based on the evolution of a corporation with respect to its size and the nature or its business, and upon the changing standards of the community. Not all corporate governance systems are alike. The Corporation's approach has been developed with respect to the Corporation's growth and current status. The composition of the Board is reviewed on an annual basis by the full Board and Management.

In reviewing the issue of corporate governance, the Board has determined to perform the function as an entire Board. The Board's mandate was to consider corporate governance matters and make recommendations consistent with the Corporation's position and size as a junior mining corporation. The resulting approach to corporate governance adopted by the Board reflects these recommendations and recognizes the responsibility of the Board for the stewardship of the Corporation.

The Corporation's approach to corporate governance is set out in Schedule "A" attached to this Circular. Through regular review at quarterly meetings, the Board will continue to examine these issues in light of the Corporation's development in the mineral exploration business. In addition, and as required by Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), the Corporation is required to set out detailed information concerning its Audit Committee in the Corporation's Annual Information Form which was dated August 27, 2010 (the "AIF") and as such information concerning the Audit Committee of the Corporation can be found on pages 39-41 of the AIF and the full text of the Audit Committee Charter is set out in Schedule "A" of the AIF.

The Board is currently composed of six (7) directors. One (1) of these directors is a member of Management and five (5) are outside directors who are unrelated as such term is described in the TSX Guidelines for Corporate Governance (the "Guidelines").

For the Corporation, the implementation of a detailed system to address every issue of corporate governance would be an undue strain on the resources and finances of a junior corporation. In order to address a wide range of issues of governance more effectively, the board has elected to undertake three (3) areas of activity through board discussion, consensus or through the partial assistance of the Board, as follows:

The tasks of appointing and assessing directors, and the assessment of the effectiveness of the Board, its committees and individual directors, are carried out by the full Board, rather than by appointed committees. New directors are given background materials and a review of the Corporation's development.

(a)

The Board monitors Management on a regular basis. The annual budget is reviewed regularly by the Board and by the Audit Committee as a basis to assess performance and progress. This procedure is favoured over the use of formal mandates which would define limits to Management's responsibilities, or the use of procedures to approve the Chief Executive Officer's corporate objectives to ensure the Board can function independently of Management. However, the Board will consider, on an ongoing basis, issues concerning the independence of the Board from Management.

(b)

The Board has not adopted a system that would enable an individual director to engage an advisor at the expense of the Corporation in appropriate circumstances. At this time, agreement by the Board to any such retainer, if at the expense of the Corporation, would be required.

The Board has appointed a Chairman who is other than the Chief Executive Officer.

The committees of the Board are comprised primarily of outside directors and function as set out below.

The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Corporation and Management's recommendations regarding share issues of the Corporation. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior Management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. At all times, at least one (1) Audit Committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The Board has adopted a charter for the Audit Committee which sets out the responsibilities of the Audit Committee and provides guidance to Audit Committee members as to their duties which charter is attached to the Corporation's AIF, as described above. The Audit Committee of the Corporation currently consists of three (3) members: D. Richard Brown, Jack Austin and Peter Born. Each of Mr. Brown, Mr. Austin and Dr. Born all qualify as independent directors and are financially literate as defined in MI 51-110.

The Compensation Committee reviews compensation practices and Management succession and approves the remuneration of the Corporation's senior executives, including the Chief Executive Officer. The Compensation Committee also monitors the integrity of Management through periodic meetings with the Chief Executive Officer.

The Compensation Committee is currently comprised of three (3) directors: Ken Height, Ted Nunn and Dr. Michael Hitch. Each of Mr.Hight, Mr. Nunn and Dr. Hitch qualify as independent directors as defined in MI 52-110.

Finally, although the Guidelines do not emphasize issues of environmental concern, the Board recognizes its responsibility to ensure that the Corporation's operations do not result in an adverse impact on the environment.

The Board remains committed to the ongoing development and improvement of the Corporation, its systems and in particular corporate governance. Shareholder feedback is encouraged at all times and commentary is always welcome. Shareholders are invited to address their comments to the attention of Chairman.

OTHER MATTERS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting accompanying this Information Circular. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the SEDAR website located at www.sedar.com. Additional financial information is provided in the Corporation's audited financial statements and management discussion and analysis for the year ended May, 31, 2010. Shareholders may contact the Corporation at Grandview Gold Inc., 330 Bay Street, Suite 820, Toronto, ON M5H 2S8, Attention: Paul Sarjeant to request copies of the Corporation's financial statements and accompanying management's discussion and analyses.

GENERAL

Information contained herein is given as of October 25, 2010. Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters, which are not now known to management of the Corporation, shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy. The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

)	BY ORDER OF THE BOARD
)
)	"Dr. Michael Hitch"
)
)	DR. MICHAEL HITCH, PHD., P. GEO
)	Chairman of the Board

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table details the Corporation’s corporate governance practices and addresses the disclosure requirements set out in Form 58-101F1 - Corporate Governance Disclosure:

1. BOARD OF DIRECTORS
Independent Directors	The Corporation's four independent directors are: D. Richard Brown, Ken Hight, Peter Born, Jack Austin and Ted Nunn.
Composition of the Board	The Board is composed of five (6) independent directors and one (1) non- independent director.
Non-independent directors	The Corporation's non-independent director is Paul Sarjeant. Mr. Sarjeant is the President and CEO of the Corporation.
Other directorships	Directors	Issuers	Issuer Reporting Jurisdiction	Stock Exchange
	D. Richard Brown	Asia Now Resources Corp.	Ontario	TSX Venture Exchange: NOW
	Peter Born	August Metal Corporation Unity Energy Corp.	British Columbia and Alberta British Columbia and Alberta	TSX Venture Exchange: AGP TSX Venture Exchange: UTY
	Ken Hight	Lucrum Capital Corp. Zuni Holdings Inc Sheltered Oak Resources Corp.	British Columbia Alberta and Ontario British Columbia, Alberta and Ontario	TSX Venture Exchange: LRU NEX: H:ZNI TSX Venture Exchange: OAK
	Paul Sarjeant	Golden Harp Resources Inc.	British Columbia, Alberta and Ontario	TSX Venture Exchange: GHR
	Jack Austin	New Pacific Metals Corp. Yalian Steel Corporation Tagish Lake Gold Corp.	British Columbia and Alberta British Columbia and Alberta British Columbia, Alberta, Manitoba and Ontario	TSX Venture Exchange: NUX TSX Venture Exchange: NUX TSX Venture Exchange: TLG
Board meetings held	The independent directors of the Board do not hold meetings at which non-independent directors and members of management are not in attendance. The Corporation holds quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Corporation.
Chair of the Board	The Board has an independent director as the chair of the board. Michael Hitch chairs the meetings of the Board and actively seeks out the views of all directors on all Board matters.

Board meeting attendance	The Board held four (4) meetings in the fiscal year-ended May 31, 2010. All directors attended all Board meetings, with the exception of Richard Brown and Ken Hight, who were each absent from one meeting.
2. BOARD MANDATE

The Board assumes responsibility for stewardship of the corporation, including overseeing all of the operation of the business, supervising management and setting milestones for the Corporation. The Board reviews the statements of responsibilities for the Corporation including, but not limited to, the code of ethics and expectations for business conduct.

The Board approves all significant decisions that affect the Corporation and its subsidiaries and sets specific milestones towards which management directs their efforts.

The Board ensures, at least annually, that there are long-term goals and a strategic planning process in place for the Corporation and participates with Management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation's business. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Corporation.

The strategic planning process incorporates identifying the main risks to the Corporation's objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Board appoints senior Management. As the Corporation has grown it has seen that Management has also grown, mitigating risk with respect to succession planning.

The Corporation adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. The Board approves all of the Corporation's major communications, including annual and quarterly reports and press releases. The CEO or Chair (on behalf of the Board) authorizes the issuance of news releases. The CEO and the Chair are generally the only individuals authorized to communicate with analysts, the news media and investors about information concerning the Corporation.

The Board and the Audit Committee examine the effectiveness of the Corporation's internal control processes and information systems.

The Board as a whole, given its small size, is involved in developing the Corporation's approach to corporate governance. The number of scheduled meetings of the Board varies with circumstances. In addition, special meetings are called as necessary. The Chair establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda. Each director has the ability to raise subjects that are not on the agenda at any meeting of the Board. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior Management and employees of the Corporation

3. POSITION DESCRIPTION
Chairman of the Board and Committee Chairs: role and responsibilities	The Board does not currently have a separate written description for the chair. The Board as a whole is responsible for and is continuing to develop recommendations for structures and procedures to clearly define the role and responsibilities of the Chair and the chair of each Board committee. The Chair of the Board is independent of Management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Corporation. In addition, the Chair also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of Management. The Compensation Committee does not have a written description for the chair. The Chair of the Compensation Committee is independent from Management and the Compensation Committee is currently reviewing documentation which would help to better delineate the roles of the members of the committee.

Office of the CEO: role and responsibilities

The Board and the CEO have not developed formal documented position description for the CEO. The Board is currently of the view that the respective corporate governance roles of the Board and Management, as represented by the CEO, are clear and that the limits to Management's responsibility and authority are well-defined. In order to monitor and ensure that these roles are defined, the Chairman meets with the CEO and CFO on a regular basis to ensure that all matters requiring Board review and/or approval are brought before the Board and that Management is working within the bounds of their authority. As the Corporation is a junior mining corporation there are only two senior officer positions and as such the role of the CEO is broad but the Board believes that as a result of relevant corporate governance initiatives and the frequent meeting of the Chairman and the CEO, there is sufficient delineation.

4. ORIENTATION AND CONTINUING EDUCATION
New director orientation

The Corporation does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Corporation as well as being oriented on relevant corporate issues by senior management and legal counsel.

Continuing education of the board

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, exploration and mining expertise, the Corporation ensures that the Board operates effectively and efficiently. Currently, the Board members have access to and actively consult with legal counsel to the Corporation on various matters with respect to their duties and obligations to the Corporation. The Board is currently working to implement formal policies on a number of corporate governance matters and upon implementation also plans to provide written information and orientation with respect to such policies to the Board members.

5. ETHICAL BUSINESS CONDUCT
Code of ethics	The Board has not adopted a written code of ethics and expectations for business conduct for the directors, officers and employees of the Corporation.
Handling non-arm’s length transactions

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

Culture of ethical conduct	The Board seeks directors who have solid track records in spheres ranging from financial to exploration and mining in order to ensure a culture of ethical business conduct.

6. NOMINATION OF DIRECTORS
Identifying nominees	All of the Corporation's directors are involved in the search for new directors.
Nominating committee

The Board does not have a nominating committee. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

Role and responsibilities of the nominating committee	The Board does not have a nominating committee at the present time.
7. COMPENSATION
Determining directors’ and officers’ compensation

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Director's compensation is in the form of stock options. The Corporation's compensation committee reviews the amounts and effectiveness of stock option compensation.

Composition of the compensation committee	The Compensation Committee consists of three (3) directors: Ken Hight, Ted Nunn and Michael Hitch. Messrs. Hight, Nunn and Hitch are independent.
Roles and responsibilities of the compensation committee

The Compensation Committee convenes at least once annually to review director and officer compensation and status of stock options. The Compensation Committee also responds to requests from Management and the Board to review recommendations of Management for new senior employees and their compensation. The Compensation Committee has the power to approve and/or amend these recommendations.

Use of a compensation consultant or advisor	The Corporation has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Corporation's most recently completed financial year.
8. OTHER BOARD COMMITTEES
Audit Committee	The Audit Committee consists of three (3) directors: D. Richard Brown, Jack Austin and Peter Born. Messrs. Brown, Austin and Born are independent.
Other board committees	The Corporation does not currently have any other committees.
9. ASSESSMENTS
Board and committee effectiveness

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors. The Audit Committee, as part of their annual review, assesses the effectiveness of the Board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the Board and Management and reviews whether Management is following the mandated strategic direction as set out in the Board's direction and Management milestones.

The Board assesses the CEO's effectiveness in attaining the Corporation's corporate objectives, budgets and milestones.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.